# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. SAN VICENTE BLVD., SUITE RE 1400, WEST HOLLYWOOD, CALIFORNIA, United States (X1), 90069
Date of event which requires filing of this statement: 08/07/2026
Amends the filing with accession number 0001140361-22-043284
Filed by CIK 0001833678
Persons authorized to receive notices and communications: G. Raymond Zage, III, Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore, Singapore (U0), 049315, 65 6808 6288

## Reporting persons
- Tiga Investments Eighty-Eight Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (49.4% of the class)
  Comment: The percentage used herein is calculated based on 173,820,627 shares of the Common Stock of the Issuer outstanding as of August 3, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 7, 2026.
- Tiga Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (49.4% of the class)
  Comment: The percentage used herein is calculated based on 173,820,627 shares of the Common Stock of the Issuer outstanding as of August 3, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 7, 2026.
- Big Timber Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 1,385,507; shared voting power 0; sole dispositive power 1,385,507; shared dispositive power 0; aggregate amount beneficially owned 1,385,507 (0.8% of the class)
  Comment: The percentage used herein is calculated based on 173,820,627 shares of the Common Stock of the Issuer outstanding as of August 3, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 7, 2026.
- Zage George Raymond III (CIK 0001833678): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 95,439,583; shared voting power 0; sole dispositive power 95,439,583; shared dispositive power 0; aggregate amount beneficially owned 95,439,583 (54.9% of the class)
  Comment: The percentage used herein is calculated based on 173,820,627 shares of the Common Stock of the Issuer outstanding as of August 3, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. SAN VICENTE BLVD., SUITE RE 1400, WEST HOLLYWOOD, CALIFORNIA, United States (X1), 90069
Comment:
This Amendment No. 11 (this "Amendment") to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Schedule 13D and its amendments.

This Amendment is being filed to report an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons due to a decrease in the number of outstanding shares of Common Stock resulting from the Issuer's repurchase of shares as part of its share repurchase program, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 7, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Tiga 88, Tiga Investments, Big Timber and Mr. Zage beneficially own an aggregate of 85,926,333, 85,926,333, 1,385,507, and 95,439,583 shares of the Issuer's Common Stock, respectively, which represents approximately 49.4%, 49.4%, 0.8% and 54.9% of the Issuer's issued and outstanding Common Stock, respectively, consisting of 173,820,627 shares of the Common Stock of the Issuer outstanding as of August 3, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

## Signatures
- Tiga Investments Eighty-Eight Pte Ltd: /s/ G. Raymond Zage, III, Director (08/11/2026)
- Tiga Investments Pte. Ltd.: /s/ G. Raymond Zage, III, Director (08/11/2026)
- Big Timber Holdings, LLC: /s/ G. Raymond Zage, III, Member (08/11/2026)
- Zage George Raymond III: /s/ G. Raymond Zage, III, Zage George Raymond III (08/11/2026)